January 15, 2026

Jan F. van Eck
President and Chief Executive Officer
VanEck Avalanche ETF
666 Third Avenue, 9th Floor
New York, NY 10017

       Re: VanEck Avalanche ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 18, 2025
           File No. 333-285831
Dear Jan F. van Eck:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note your disclosure that "[c]urrently the Trust intends to have a target staking percentage of 70% of the Trust's AVAX holdings, subject to the Staking Policy and fluctuations during the ramp-up staking period." We also note your disclosure that
       "[u]nder normal circumstances, the Sponsor will seek to stake all of the Trust's AVAX except for AVAX reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets." Please revise to reconcile your disclosure regarding the amount of
       AVAX you will stake and to clarify what you mean by "normal circumstances."
 January 15, 2026
Page 2

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Clifford R. Cone, Esq.